

July 24, 2012

Via E-Mail
Richard Bachman
Chief Executive Officer
Mustang Geothermal Corp
10580 N. McCarran Boulevard, Building 115-208
Reno, Nevada 89503

> **Re:** **Mustang Geothermal Corp**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 9, 2012**
> **File No. 000-50191**

Dear Mr. Bachman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Information Required by Items of Schedule 14A, page 3

1. Please revise to disclose the information required by Item 14(b)(1) and (7) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management as of February 15, 2012, and Post-Closure of the Common Stock Share Exchange Agreement, page 15

2. Please revise to further clarify the interests of insiders in the transaction. For example, your tables on page 16 do not reflect the post-transaction security ownership. Determine beneficial ownership in accordance with Rule 13d-3 of the Exchange Act.

Appendix A

3. Please revise to file an audit report for the financial statements of Mustang Geothermal Corp as of and for the years ended March 31, 2011 and 2012 and for the cumulative period from February 2, 2002 (inception) to March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Tad Mailander, Esq.